Exhibit 4.16

Execution Version

October 29, 2020

To:	Kenon Holdings Ltd. 1 Temasek Avenue #36-01 Millenia Tower Singapore 039192

Re:	Letter Agreement (the “Agreement”) regarding additional undertakings in connection with the termination of the Deferred Payment Agreement

Ladies and Gentlemen:

Reference is hereby made to:

(a) that certain Deferred Payment Agreement, dated as of December 28, 2017, among Inkia Energy Limited (“Inkia Energy”), as original payor, Nautilus Energy Topco LLC, (“Nautilus TopCo”) as payee and ISQ Global Infrastructure Fund II, L.P., as guarantor (as amended by that certain Amendment No. 1 to Deferred Payment Agreement, dated as of December 19, 2019 among Nautilus TopCo and Kenon Holdings Ltd. as payor (“Kenon”) and that certain Amendment No. 2 to Deferred Payment Agreement, dated as of August 21, 2020, among Nautilus TopCo, Nautilus Inkia GP S.à.r.l, (“Inkia GP”) and Kenon, and as further amended, supplemented and/or otherwise modified from time to time, the “DPA”); (b) that certain Payoff and Waiver Letter Agreement, dated as of the date hereof, by and between Kenon, Nautilus TopCo and Inkia GP (as amended, supplemented and/or otherwise modified from time to time, the “Pay-off Letter”); (c) that certain Amended and Restated Pledge Agreement, dated February 15, 2018, by and between Kenon and Nautilus Inkia Holdings LLC (as succeeded to by Nautilus Inkia Holdings SCS, “Nautilus Inkia”) (as amended by that certain First Amendment to OPC Share Pledge Agreement, dated as of the date hereof, by and between Kenon and Nautilus Inkia, and as further amended, supplemented and/or otherwise modified from time to time, the “OPC Share Pledge Agreement”); (d) that certain Share Purchase Agreement, dated November 24, 2017, by and among Inkia Energy and IC Power Distribution Holdings, Pte., Ltd. (“IC Power” and together with Inkia Energy, the “Sellers”), as sellers, and Nautilus Inkia, Nautilus Distribution Holdings LLC and Nautilus Isthmus Holdings LLC, as buyers (as amended, supplemented and/or otherwise modified from time to time, the “SPA”) and (e) that certain guarantee agreement, dated as of December 28, 2017, issued by Kenon, as guarantor for the account of the Sellers for the benefit of Nautilus Inkia (as amended, supplemented and/or otherwise modified from time to time, the “Sellers’ Guarantee”). Capitalized terms used and not defined herein have the meanings assigned to them in the DPA and/or the Pay-off Letter, as the context so requires.

By their signatures below, Kenon, Nautilus TopCo and Nautilus Inkia hereby agree to the following:

1.
Nautilus TopCo agrees to repay the Deferred Amount payable under the DPA as of the date of this Agreement in full in accordance with the terms of the DPA, with no withholdings, set off or deductions, it being agreed that the amount of the Deferred Payment payable to Kenon under the Deferred Payment Agreement on the date hereof is $217,810,020.82.

2.
Kenon acknowledges that following prepayment of the Deferred Amount in accordance with the Pay-off Letter, Nautilus Inkia will no longer be able to offset certain indemnification claims against the Deferred Amount under the Section 10.10 of the SPA (which it otherwise would have been entitled to do until December 31 2021, unless it elected to prepay the Deferred Amount under the DPA) and, accordingly, in consideration for (and subject to) the prepayment of the Deferred Amount in accordance with Paragraph 1 above, Kenon has agreed to (i) increase the term and scope of the OPC Share Pledge Agreement, (ii) increase the term of the Sellers’ Guarantee and (iii) undertake the following obligations for the benefit of Nautilus Inkia.

3.	Kenon covenants and agrees with Nautilus Inkia that, subject to prepayment of the Deferred Amount in accordance with Paragraph 1 above, until December 31, 2021 (the “Termination Date”):

(a)
Other than

(i)the Indebtedness (as defined below) set forth in Schedule 3(a) (the “Existing Indebtedness”), (ii) any refinancing, extension, replacement or renewal of the Existing Indebtedness and (iii) any Permitted Indebtedness (as defined below), Kenon shall not, directly create, incur, assume, suffer to exist or otherwise be or become liable with respect to any Indebtedness in an aggregate amount in excess of $3,000,000 (or the equivalent thereof in any other currency) at any one time outstanding. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall prevent any of Kenon’s subsidiaries or associated companies from creating, incurring, assuming, suffering to exist or otherwise becoming liable for any Indebtedness, and any Indebtedness of Kenon's subsidiaries and associated companies shall not be subject to any limitations under this Agreement.

(b)
For purposes of this Agreement, “Indebtedness” shall mean, with respect to any person or entity on any date, without duplication, (i) the principal amount of any indebtedness of such person for borrowed money or arising out of any credit facility or hedge agreement or for the deferred purchase price of goods or services, excluding any trade payables or other accrued liabilities incurred in the ordinary course of business, (ii) all guaranties by such person of Indebtedness of any other person, (iii) Indebtedness of any other person secured by any assets or revenue of such person and (iv) the net aggregate rentals under any lease by such person as lessee that under applicable accounting standards would be capitalized on the books of the lessee or that is the substantial equivalent of the financing of the property so leased, which in each case of (i)-(iv) above would be reflected as a liability on the balance sheet, of such person in accordance with International Financial Reporting Standards as issued by the IASB ("IFRS") as in effect from time to time. “Indebtedness” shall not include: (1) anything accounted for as an operating lease in accordance with IFRS prior to the adoption of IFRS 16, (2) any salary, pension, benefits, tax or similar obligations, (3) performance, judgment, bid, appeal, indemnity, surety, customs, advance payment, VAT and other tax and completion bonds, guarantees or similar obligations, letters of credit, bank guarantees, bankers’ acceptances and similar obligations not in connection with money borrowed, in each case, provided in the ordinary course of business and (4) in connection with a sale of a business or shares or assets, guarantees and indemnities to the extent the amount of such Indebtedness does not exceed the gross proceeds (including non-cash proceeds) actually received by Kenon in connection with such disposition and any post-closing adjustments in connection with a sale or purchase of a business where the payment is determined by a final closing balance sheet or is dependent on performance of the business following closing. All Indebtedness denominated in a currency other than US dollars shall be converted into US dollars on the date of incurrence at then-prevailing exchange rate.

(c)
For purposes of this Agreement, “Permitted Indebtedness” shall mean:

(i)  any Indebtedness owing to a subsidiary or associated company of Kenon, provided that such indebtedness is unsecured and expressly subordinated in right of payment and liquidation to any obligations owed by Kenon to Nautilus Inkia;

(ii) lease obligations in the ordinary course of business;

(iii) hedging obligations for bona fide hedging purposes and not for speculative purposes;

(iv) accruals of amounts owed to service providers, including payables to legal, accounting and other professional service providers and shall include legal fees and expenses and related accruals relating to bilateral investment treaty proceedings;

(v) Indebtedness in respect of workers’ compensation and claims arising under similar legislation, or pursuant to self-insurance obligations, and not in connection with the borrowing of money or the obtaining of advances or credit;

(vi) Indebtedness relating to or incurred under Kenon's agreement with a capital provider to provide capital for expenses in relation to the pursuit of arbitration claims against the Republic of Peru and other cost; and

(vii) Indebtedness arising from amounts owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of Kenon with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of Kenon and its subsidiaries in aggregate amount not to exceed $100,000 outstanding at any one time.

(d)
Kenon shall deliver to Nautilus Inkia, as soon as available, but in any event within sixty (60) days after the end of each fiscal quarter of each fiscal year of Kenon, a copy of the unaudited unconsolidated statements of income, retained earnings and cash flow of Kenon, and the related unaudited unconsolidated balance sheet of Kenon as of the end of such period, together with a certificate from an authorized representative of Kenon confirming compliance with Clause (2)(a) above.

(e)
Kenon shall maintain an amount equal to $50,000,000 (the “Reserve Amount”) in immediately available funds and free and clear of any liens, charges or other encumbrances other than ordinary course liens in connection with banking or brokerage arrangements (the “Cash Reserve”). For the avoidance of doubt, Kenon may maintain such funds in the form of any of the following (which shall not be inclusive):

(i)  bank accounts;

(ii) obligations issued or guaranteed by any government or member state of the European Union, the United Kingdom, the United States, Switzerland Norway, Canada or Singapore

(iii) bank deposits, time deposit accounts, certificates of deposit, banker's acceptances and money market deposits (and similar instruments) with maturities of twelve months or less from the date of acquisition issued by a bank or trust company which is organized under, or authorized to operate as a bank or trust company under, the laws of the European Union, the United Kingdom, the United States, Switzerland, Norway, Canada or Singapore; provided that such bank or trust company has capital, surplus and undivided profits aggregating in excess of €300.0 million (or the foreign currency equivalent thereof as of the date of such investment) and whose long-term debt is rated "Baa3" or higher by Moody's, "BBB-" or higher by S&P, "BBB-" or higher from Fitch or the equivalent rating category of another internationally recognized rating agency;

(iv)  commercial paper that is rated Baa3" or higher by Moody's, "BBB-" or higher by S&P, "BBB-" or higher from Fitch or the equivalent rating category of another internationally recognized rating agency;

(v)  repurchase obligations with a term of not more than thirty days for underlying securities of the type described in clause (ii) or (iii) above, entered into with any financial institution meeting the qualifications described in clause (iii) above; and

(vi) (i) interests in money market funds managed by internationally recognized financial institutions and (ii) interests in any fund with at least a AA rating by S&P (or equivalent rating by another internationally recognized rating agency), in each case of (i) and (ii), at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i) through (v) above.

(f)
Kenon shall deliver to Nautilus Inkia, within ten (10) Business Days after the end of each fiscal quarter of each fiscal year of Kenon, account statements evidencing that Kenon has maintained the Cash Reserve in an amount equal to the Reserve Amount.

4.	Kenon represents and warrants that:

(a)	It is duly formed, validly existing under the laws of its jurisdiction of formation;

(b)	It has full power, authority and legal right to incur and perform the obligations provided for in this Agreement;

(c)
Neither the entry into this Agreement nor compliance with its terms will conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default or require any consent under, any indenture, mortgage, agreement or other instrument or arrangement to which it is a party or by which it is bound, or violate any of the terms or provisions of its organizational documents, judgment, decree or order or any statute, rule or regulation applicable to it, except for any such breaches or conflicts as would not have a material impact on Kenon's ability to perform its obligations under this Agreement;

(d)	Other than the Existing Indebtedness listed in Schedule 3(a) or any Permitted Indebtedness, it has no outstanding Indebtedness on and as of the date hereof; and

(e)	No default or event of default has occurred and is continuing under the OPC Share Pledge Agreement or the SPA.

5.
Kenon hereby acknowledges and agrees that any failure to observe or perform the covenants or agreements set forth in this Agreement shall, following written notice to Kenon, unless such default has been cured within 5 Business Days of such notice (a "Side Letter Event of Default"), constitute an "Event of Default" but not an “Excluded Event of Default” under the OPC Share Pledge Agreement and shall entitle Nautilus Inkia to all the rights and remedies arising from, and relating to, an “Event of Default” in accordance therewith.

6.
Each of the parties to this Agreement agrees to execute any further documents and instruments and take all further actions as the other party may reasonably request in order to effectuate the obligations and agreements contemplated by this Agreement.

7.
Any notice, request or other communication to be given or made to the parties under this Agreement shall be in writing and shall be delivered by hand or overnight courier service, or mailed by certified or registered mail, or sent by e-mail, as follows:

(a)	If to Kenon: Kenon Holdings Ltd 1 Temasek Avenue #36-01 Millenia Tower Singapore 039192 Attn: Robert Rosen, CEO E:mail: robertr@kenon-holdings.com

(b)	If to Nautilus TopCo: Nautilus Energy Topco LLC Calle Las Palmeras 435, Piso 7, San Isidro, Lima, Perú Attn: Gino Sangalli, General Counsel E:mail: gino.sangalli@inkiaenergy.com.

(c)	If to Nautilus Inkia: Nautilus Inkia SCS Calle Las Palmeras 435, Piso 7, San Isidro, Lima, Perú Attn: Gino Sangalli, General Counsel E:mail: gino.sangalli@inkiaenergy.com.

8.	THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

9.
To the fullest extent permitted by applicable law, each of the parties hereby irrevocably consent and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the courts of the United States of America for the Southern District of New York or the courts of the State of New York sitting in the borough of Manhattan, New York City and by execution and delivery of this Agreement, each of the parties, irrevocably submits to and accepts, with respect to any such action or proceedings, for itself and in respect of its properties and assets, for purposes of this agreement, the jurisdiction of the aforesaid courts, and irrevocably waives any objection to venue in such courts. Each of the parties hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

10.
EACH PARTY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED ON OR ARISING FROM THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED BY THIS AGREEMENT. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

11.	Kenon irrevocably and unconditionally:

(a)	agrees not to claim any immunity from proceedings brought by Nautilus TopCo or Nautilus Inkia against it in relation to this Agreement and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

12.	Kenon irrevocably appoints CT Corporation, with an office at 28 Liberty Street, New York, NY 10005 on the date hereof, as its agent under this Agreement for service of process in any proceedings.

(a)
Kenon agrees that service of process in accordance with Paragraph 7 above shall be effective service of process in any proceedings, before the courts to the jurisdiction of which the parties submit pursuant to Paragraph 9 above. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(b)
If any person appointed as process agent is unable for any reason to act as agent for service of process, Kenon must immediately (and in any event within twenty days of such event taking place) appoint another agent on terms acceptable to each of Nautilus TopCo and Nautilus Inkia. Failing this, Nautilus TopCo and/or Nautilus Inkia may appoint another agent for this purpose.

(c)	Kenon agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings.

13.
This Agreement shall terminate on the earlier of (i) the Termination Date and (ii) December 31, 2020 if the Deferred Amount is not paid in full in accordance with Paragraph 1, above by December 31, 2020.

14.	No provision of this Agreement may be amended, supplemented, modified or waived, except by a written instrument signed by the parties hereto.

15.
This Agreement may be executed in several counterparts, each of which when so executed and delivered shall be deemed an original, but all of which together constitute one and the same agreement. Delivery of an executed counterpart of this Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Agreement.

16.	If a term of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction in relation to any party to this Agreement, that will not affect:

(a)	in respect of such party the legality, validity or enforceability in that jurisdiction of any other term of this Agreement;

(b)	in respect of any other party to this Agreement the legality, validity or enforceability in that jurisdiction of that or any other term of this Agreement; or

(c)	in respect of any party to this Agreement the legality, validity or enforceability in other jurisdictions of that or any other term of this Agreement.

[Signature pages follow]

Sincerely,

NAUTILUS INKIA HOLDINGS SCS

By:  _____________________
Name: Alberto Victonico Triulzi
Title: Authorized Representative

By:_____________________
Name: Sandra Carol Holme
Title: Authorized Representative

[Kenon Side Letter Signature Page ]

NAUTILUS ENERGY TOPCO LLC By: _____________________ Name: Alberto Victonico Triulzi Title: Authorized Representative By:_____________________ Name: Sandra Carol Holme Title: Authorized Representative

[Kenon Side Letter Signature Page ]

Acknowledged and agreed KENON HOLDINGS LTD., By: /s/ Robert Rosen Name: Robert Rosen Title: CEO

[Kenon Side Letter Signature Page ]

Schedule 3(a)

1.	Kenon's guarantees of indebtedness of Qoros Automotive Ltd in existence on the date of this agreement.

2.
Indebtedness relating to or incurred under Kenon's agreement with a capital provider to provide capital for expenses in relation to the pursuit of arbitration claims against the Republic of Peru and other costs; Kenon's obligations under this agreement are secured by pledges relating to the agreement.

3.	Professional fees (including legal expenses of Kenon and third parties which Kenon is obligated to pay) relating to litigation and arbitration matters and ongoing advice (e.g. legal and accounting).

4.	Amounts owing to Kenon’s subsidiaries in relation to management services, intercompany recharges and similar expenses.

5.	Amounts owing to IC Power Asia Development Ltd in relation to the letter of undertaking dated Aug 29, 2018.

Sch. 3(d) -1-